Exhibit 99.1

Press Release

Cadeler reports strong 2024 annual results, marking a year of strategic transformation and strong growth

Copenhagen, March 25, 2025 - Today, Cadeler A/S (“Cadeler” and, together with its subsidiaries, the “Group”), a global leader in offshore wind transportation and installation, has published its 2024 annual report, highlighting a year of significant transformation, strong growth, strategic fleet expansion, and an all-time high contract backlog.

2024 was a landmark year for Cadeler, driven by strong client demand, strategic fleet expansion, and significant progress on its integration of Eneti, following the merger completed in 2023, which solidified Cadeler’s position as the world’s leading pure-play offshore wind transportation and installation company.

A year of transformation, strong growth, and major milestones

Cadeler more than doubled its revenue in 2024 to EUR 249 million, an increase of EUR 140 million from EUR 109 million in 2023. The increase in revenue was driven by high demand for Cadeler’s services, the successful business combination with Eneti (completed in December 2023) which resulted in the addition of Wind Scylla and Wind Zaratan to the fleet, and Cadeler’s continued success in project execution across its available fleet, with the Wind Peak commencing operations in Q4 2024 immediately upon arriving in Europe after her delivery. This significant year-on-year growth was achieved despite a reduced utilisation rate of 66% due to main crane upgrades on both Wind Orca and Wind Osprey, as well as scheduled maintenance on Wind Scylla and Wind Zaratan before they commenced installation operations on key projects in the United States and Taiwan, respectively.

EBITDA for the year reached EUR 126 million, up EUR 84 million from EUR 42 million in 2023.

Cadeler has a record-high order backlog of EUR 2.5 billion as of today’s date, including 100% of contractual options, up from approximately EUR 1.7 billion at the end of 2023.

Outlook for 2025

With its current contract coverage and a growing fleet, Cadeler expects its 2025 financial performance to result in revenue in the range of EUR 485 million to EUR 525 million and EBITDA of between EUR 278 million and EUR 318 million. This outlook reflects Cadeler’s ongoing growth trajectory and strong market positioning.

Mikkel Gleerup, CEO of Cadeler, commented: "Cadeler is in a very strong position, delivering on our commitments while expanding on our capabilities. Our versatile fleet, dedicated team, and innovative approach continue to drive demand from customers seeking efficiency, flexibility and performance. With strong execution in 2024, realised cost synergies, and a clear path to achieving sales synergies, we are well-positioned for another transformative year in 2025. Our solid financial position, future-proof newbuilds, and robust order book provide a strong foundation for continued growth.”

Strategic fleet expansion and upgrades

In 2024, Cadeler expanded its fleet as planned, upgrading Wind Orca and Wind Osprey with higher-capacity cranes. Additionally, Cadeler took delivery of the Wind Peak, a state-of-the-art jack-up vessel and the first of seven newbuilds, on time and on budget in Q3 2024 and she commenced commercial operations shortly thereafter.

Looking ahead, the fleet expansion continues. Wind Maker, Cadeler’s first M-Class vessel, was delivered in January 2025 and immediately deployed, while Wind Pace, the second P-Class vessel, is scheduled for delivery imminently. The first A-Class vessel is set to arrive in Q3 2025, with an additional M-Class vessel expected in Q4 2025, followed by two more A-Class vessels in 2026 and 2027.

Operational excellence

2024 highlighted Cadeler's commitment to operational excellence through strong project execution and optimised vessel utilisation:

•	Successful installation of 60 x 14.7 MW turbines on the Moray West project in Scotland for Siemens Gamesa, marking the world’s first installation of the SGRE 14.7 MW platform.
•	Continued execution on Ørsted's Gode Wind 3 / Borkum Riffgrund 3 project in Germany.
•	Completion of the Yunlin project in Taiwan, installing 46 turbines for Siemens Gamesa.
•	Ongoing installation on the Revolution Wind project for Ørsted in the United States.
•	Multiple O&M campaigns kept vessels active between projects, maximising fleet utilisation.

Strategic contracts and record-high backlog

Today, Cadeler’s order book stands at a record-high EUR 2.5 billion, including 100% of contractual options.

Key contracts awarded in 2024 included firm contracts with:

•	ScottishPower Renewables for the East Anglia Two project: contracts for the full-scope transportation and installation of 64 x 15 MW offshore wind turbine generators and their foundations (this marks Cadeler’s second full-scope foundation transport and installation (T&I) contract, following Hornsea 3);
•	Inch Cape Offshore Ltd.: a wind turbine installation contract for the installation of 72 x 15 MW wind turbines, with operations scheduled to begin in 2026; and
•	Ørsted: a long-term agreement to provide A-Class vessel capacity from 2027 to 2030.

Additional firm contracts awarded in 2024 include:

•	an offshore wind turbine installation contract for Wind Scylla set to begin in 2025 with a duration of 300 to 550 days; and

•	two additional wind turbine installation contracts in Polish waters: the Baltica 2 project (with Ørsted and PGE Polska Grupa Energetyczna), and the Bałtyk 2 and Bałtyk 3 projects (with Equinor and Polenergia).

Securing more equity financing and attractive debt financing

In 2024, Cadeler raised EUR 152 million through a private placement, net of transaction costs. Additionally, the company secured more favorable debt financing for its operating vessels and newbuilds, enhancing financial flexibility and supporting future growth.

Sustainability and ESG commitment

Cadeler remains committed to delivering on its climate ambitions. In 2024, the company invested in measures to reduce emissions by enhancing energy efficiency, advancing electrification, and preparing for the adoption of green fuels, including testing of biofuels onboard an O-class vessel in early 2025.

In the fourth quarter of 2024, Cadeler conducted a Human Rights Impact Assessment to further strengthen its human rights management across thecompany and the value chain.

Looking Ahead: A Vision for 2025 and Beyond

Cadeler anticipates continued growth in 2025, underpinned by its expanded, versatile fleet, robust order backlog, and the increasing global demand for offshore wind solutions.

Mikkel Gleerup, CEO of Cadeler, said: "Our record-breaking contract backlog reflects our forward-looking strategy as we take on increasingly complex and large-scale projects. Beyond business growth, we remain committed to supporting the decarbonisation of our planet and building a sustainable future for generations to come.”

Key figures for 2024

•	Contract backlog: EUR 2.5 billion as of 25 March 2025, including 100% of contractual options. Contract backlog of EUR 2.3 billion as of 31 December, 2024, including 100% of contractual options, compared to EUR 1.7 billion at the end of 2023.

•	Revenue: EUR 249 million (EUR 109 million in 2023)

•	EBITDA: EUR 126 million (EUR 42 million in 2023)

•	Utilisation: 66% (75% in 2023)

Financial outlook for 2025

•	Expected revenue: EUR 485 – 525 million.

•	Expected EBITDA: EUR 278 – 318 million.

Earnings call

Cadeler will host a live video webcast earnings presentation for investors on 25 March 2025 from 09:00 EST / 13:00 UK / 14:00 CET with Mikkel Gleerup, Chief Executive Officer, and Peter Brogaard Hansen, Chief Financial Officer, presenting.

The presentation is open to all interested parties and may include forward-looking information. Please register in advance at the following link: https://cadeler-2024-annual-report-presentation.open-exchange.net/

A replay of the webcast will be available through the same link following the presentation, and for at least three months thereafter. The presenter’s slides will be made available on Cadeler’s website at http://www.cadeler.com/investor.

For further information, please contact:

Mikkel Gleerup

CEO, Cadeler

+45 3246 3102

mikkel.gleerup@cadeler.com

Alexander Simmonds

EVP & CLO, Cadeler

+44 7376 174172

alexander.simmonds@cadeler.com

About Cadeler A/S:

Cadeler is a global leader in offshore wind installation, operations, and maintenance services. Cadeler is a pure play company, operating solely in the offshore wind industry with an uncompromising focus on safety and the environment. Cadeler owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and has for more than 10 years been a key supplier in the development of offshore wind energy to power millions of households. Cadeler’s fleet, expertise and capacity to handle the largest and most complex next-generation offshore wind installation projects positions the company to deliver exceptional services to the industry. Cadeler is committed to being at the forefront of sustainable wind farm installation and to enabling the global energy transition towards a future built on renewable energy. Cadeler is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR). For more information, please visit www.cadeler.com